Ramat Gavriel Industrial Area
P.O. Box 619
 Migdal Haemek, Israel  23105

July 28, 2017

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
 Washington, D.C.  20549
U.S.A.

Re:         Tower Semiconductor Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 10, 2017
File No. 0-24790

Dear Mr. James,

This letter sets out the responses of Tower Semiconductor Ltd. (the "Company") to the comments of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the Commission’s letter dated July 7, 2017 (the "Comment Letter") with respect to the Form 20-F of the Company (the "Form 20-F"), filed with the Commission on April 10, 2017.

For the convenience of the staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Item 5. Operating and Financial Review and Prospects, Operating Results, Income Tax Benefit (Expense), page 49:

1.
We note from the table on page F-57 that the significant reduction to your statutory rates was primarily attributable to tax benefits for which deferred taxes were not recorded. In future filings, please explain the nature of this item and its impact on your effective tax rate. Discuss any uncertainties relating to the income tax rates or benefits you currently receive.  Refer to Item 303(a)(3) of Regulation S-K.

Response:

We accept the Staff's comment and in future filings will explain the nature of this item and its impact on our effective tax rate, discuss any uncertainties relating to the income tax rates or benefits we currently receive and will refer to Item 303(a)(3) of Regulation S-K. We further advise the Staff that we have a history of considerable accumulated losses accrued over many years through 2015. As required under GAAP, in considering the recoverability of our losses, for releasing part of the valuation allowance, we weigh our history of losses against the history of income for tax purposes. We have determined that we need more evidence of sustainable taxable income before we can release the valuation allowance. Hence, in 2016 due to the partial utilization of losses carried forward, for which no deferred taxes were recognized, our effective tax rate has decreased.

Item 18.  Financial Statements, Note 3.  Recent Acquisitions, B. TowerJazz Texas Inc. Establishment, page F-21:

2.
It appears that concurrent with the execution of the business combination agreement, you entered into a manufacturing agreement with Maxim. Summarize for us your evaluation of the terms of the arrangement to determine (i) if they are at market value, (ii) if the consideration transferred in the business combination was affected by the terms of the manufacturing arrangement and (iii) if you, or Maxim, are receiving future economic benefits as a result. Refer to ASC 805-10-25-20 through 25-22 and ASC 805-10-55-18 and 55-25.

Response:

We determined that the prices and other terms (including production volume) agreed to in the manufacturing agreement were based on prevailing market prices and terms. The significant terms of the agreement are comparable with those of other third party agreements we have entered into in our 33 years of existence as a foundry and the terms were not part of the business combination. We considered whether the manufacturing agreement affected the consideration transferred in the business combination and determined, based on our knowledge of the foundry market, that the terms of the arrangement were at market value and did not affect the consideration transferred in, and should not be considered part of, the business combination.

For Tower, minimum purchase commitment agreements such as the manufacturing agreement with Maxim provide for fixed income from the manufacture of agreed quantities of products which offsets the fixed costs involved in operating a facility, even at times when the potential volumes from third party sales are lower due to the long lead time involved in qualifying new customers, new products and new technologies in the newly acquired fab. Therefore, this allows the Company to operate the new fab with positive margins during the first several years until new products are in mass production at the fab. This manufacturing agreement is not onerous to us but is a profitable component of our overall operation of the acquired fab. Maxim benefits from the manufacturing agreement in giving them the benefit our vast experience in acquiring fabs and successfully operating them.

As explained above, we considered whether the agreement is either onerous or beneficial, such that it may result in a liability or intangible asset. We reached the conclusion summarized above that the manufacturing agreement is at market terms, was not part of the business combination transaction and did not affect the consideration transferred in the business combination. We note that we had no prior manufacturing agreement with Maxim that was either settled or revised in the context of the business combination. We also note, that neither we nor Maxim will receive any future economic benefits related to the business combination transaction.

3.	With respect to your 15-year manufacturing agreement with Maxim, summarize for us the significant terms of the agreement.

Response:

The following are the main terms of the manufacturing agreement.  There is a minimum purchase commitment by Maxim and corresponding minimum supply commitment by the Company for a period of 15 years at agreed pricing.  The manufacturing terms include design and technical specifications, performance criteria, forecasting mechanism, purchase order change procedure, delivery terms, pricing, warranties and limitation of liability, as customary in the foundry industry as a whole and in our Company in its 33 years of existence.  In addition, Maxim granted the Company, during the term, a non-exclusive, royalty-free license to use certain technology in the acquired fab for the manufacture of Maxim products (which was identified as an intangible asset in the Purchase Price Allocation) as well as a license to certain technology for use in the fab for the manufacture of products for other customers.

4.
To help us understand why there was a bargain purchase, tell us why Maxim sold you the net assets for $40 million, which you disclose is less than their fair value by $52.5 million.  Revise future filings to disclose why the transaction resulted in a gain as required by ASC 805-30-50-1(f).

Response:

We believe that the $40 million price Maxim received for selling the San Antonio fab was a price acceptable to Maxim (even though the fair value of the net assets is higher). As publicly communicated by Maxim, this sale made sense in the context of their overall business plan, which included a manufacturing transformation initiative designed to reduce costs, allowing Maxim to avoid significant fixed costs and risks associated with running a fab, and increase flexibility, gross margin and profitability, while lowering capital expenditures.

As described in Maxim’s public disclosures, beginning with its 2015 Annual Report, Maxim is implementing what it describes as its manufacturing transformation initiative which is designed to “reduce costs and move from a fixed cost to variable cost model” (see Maxim Annual Report of Form 10-K for fiscal year ended June 26, 2016). As part of this strategy, Maxim ceased production at its San Jose Fab and sold its San Antonio facility to us. At the same time, Maxim assured continued access to manufacturing capacity through the supply agreement it signed with us. As disclosed in Maxim’s 2016 Annual Report and in its quarterly reports and conference calls in each quarter of its fiscal 2017, this initiative was a significant reason for its improved gross margins in those periods.

We will revise future filings to disclose why the transaction resulted in a gain as required by ASC 805-30-50-1(f).

5.	Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805- 30-25-4 before recognizing the gain on bargain purchase.

Response:

We approached the reassessment required under ASC 805-30-25-4 as follows:

We analyzed the results of the business combination to see if it makes sense from a business perspective. To that end, we evaluated our recent history in prior business combinations.  We considered the level of fair value hierarchy in order to assess model errors and other valuation inaccuracies.  We assessed the manufacturing agreement as to whether it is an onerous contract that may represent a liability. In addition, we examined the consideration transferred in the business combination to determine whether it represents fair value.

As was detailed in our response to Question no. 4 above, we anticipated that the business combination would result in a gain as we expected that the facility and machinery and equipment tools have a higher fair value than the price that resulted from our negotiations with Maxim. This made sense in light of the significant fixed cost and risks associated with running a manufacturing fabrication in the semiconductor industry, which is the reason that led Maxim towards its stated decision to reduce fixed costs and risks and move away from owning its manufacturing assets.

The level of fair value hierarchy is relevant to determine the level of subjectivity in the fair values assigned. The more subjective the assessments, the more cautious we need to be in recognizing a bargain gain. In our case, more than 97% of the values assigned were assigned to manufacturing tools for which the fair value was determined by using quotes from comparable manufacturing tool transactions. In the process, we were assisted by a third party expert with relevant knowledge of transactions with similar machinery and equipment tools, thus providing us with accurate evidence of recent comparable transactions. In addition, there is a developed market for such machinery and equipment tools that can be used to determine fair values. Since we used outside third party evidence of fair value for similar machinery and equipment tools (equivalent of level 2 in the hierarchy), we had no influence on the fair value assigned to the machinery and equipment tools and, therefore, over 97% of the values assigned in the deal may be considered objective.

As was detailed in our response to Question no. 2 above, we assessed the manufacturing agreement for the purpose of determining whether it was onerous or otherwise not on market terms. As explained, we concluded that the manufacturing agreement was at market terms and was not part of the business combination transaction. As the combination was an assets combination, we assumed no other obligations in the combination.

We also examined the consideration transferred. The consideration transferred was shares at fair value on the date of the business combination. In addition, both Maxim and Tower agreed on an earn-out mechanism that would compensate each party for a change in the share value which is capped at 15% of the purchase price (i.e. $6 million) for a period of up to 10 months following the business combination.  As described in our audited financial statements for the year ended December 31, 2016, (i) the fair value of the earn-out mechanism was initially determined to be zero as it was a balanced mechanism for both sides; (ii) the mechanism was eventually settled with us being compensated for the increase in the share value in an approximate amount of $6 million. We also assessed other consideration provided or received in other clauses of the asset purchase agreement as insignificant.

All of the above considerations and assessments lead us to the conclusion that it is appropriate to recognize the bargain gain, as was the case in our previous business combination transactions.

Sincerely yours, Nati Somekh, LL.M. Senior VP, Chief Legal Officer & Corporate Secretary

Innovation. Quality. Trust.
www.towerjazz.com